UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
COMMISSION FILE NUMBER: 0-11936
LAFARGE NORTH AMERICA INC.
(Exact name of registrant as specified in its charter)
12950 WORLDGATE DR., SUITE 500
HERNDON, VIRGINIA 20170
(703) 480-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
     Approximate number of holders of record as of the certification or notice date: Two (2)
     Pursuant to the requirements of the Securities Exchange Act of 1934, Lafarge North America Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 16, 2006	By:	/s/ Eric C. Olsen
Eric C. Olsen
Executive Vice President and
Chief Financial Officer